MUNDOVAL FUND
GLOBAL VALUE INVESTING



The World Cup brings the world together, why not let your portfolio do the same?



Invest ***Globally*** with the Mundoval Fund!

Get to know us and our investment process.

(858) 454-4837 | info@mundoval.com

Know the PEOPLE behind your mutual fund, UNDERSTAND how your assets are invested, BUILD a relationship, and a portfolio.

San Diego Operated | Worldwide Investment Strategy

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing.